DAVID S. ROSENTHAL david.rosenthal@dechert.com +1 212 698 3616 Direct +1 212 698 0416 Fax

July 11, 2013

VIA EDGAR

Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:          Onconova Therapeutics, Inc.

Registration Statement on Form S-1 (File No. 333-189358)

Dear Mr. Riedler:

On behalf of Onconova Therapeutics, Inc. (the “Company”), set forth below is the Company’s response to the comment letter dated June 28, 2013 provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company regarding the Company’s Registration Statement on Form S-1 (File No. 333-189358) (the “Registration Statement”) and the prospectus included therein (the “Prospectus”).

We also describe below the changes that we have made in response to the Staff’s comments in Pre-Effective Amendment No. 1 (“PEA 1”) to the Registration Statement that the Company filed on July 11, 2013.  For your convenience, the Staff’s comments are numbered and presented in italicized text below, and each comment is followed by the Company’s proposed response.  The Company will also provide the Staff courtesy copies of PEA 1 as-filed and marked to reflect the changes from the Registration Statement.

Management’s Discussion and Analysis, page 55

Financial Overview, page 58

1.     We note your response to our prior comment 10.  Please revise the tables on pages 58-9 to include the primary source of research funding for each of 2012 and 2011.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 60 of PEA 1.

Stock-Based Compensation, page 69

2.     Regarding your response to our prior comment 12, we have the following additional comments regarding your disclosure and accounting for stock-based compensation:

•                                          As a continuing reminder, since you have not disclosed an estimated offering price we are deferring a final evaluation of stock compensation and other costs recognized until the estimated offering price is specified. We may have further comments in this regard when the amendment containing that information is filed.

•                                          We acknowledge the disclosure in your response letter regarding the 13 “selected comparable companies” considered in estimating your assumed annual volatility rates.  Please explain to us why you deemed Enzon Pharmaceuticals to be comparable to you since you state they had five marketed products generating $116 million in annual revenue.  In your response, please tell us what your estimated annual volatility rate would be if you deleted this company from your sample.

•                                          Regarding your fair value common stock valuation at March 31, 2013, please tell us the fair value of common stock at this date inherent in your IPO scenario assuming the IPO is 100% certain and excluding any discounts for weighting other scenarios and lack of marketability.

•                                          Please provide in your filing containing the IPO price range, a discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated

IPO price range. Please reconcile and explain the differences between the mid-point of your estimated offering price range and the fair values included in your analysis.

Rationale for Including Enzon in the Guideline Comparable Companies’ List

The Company respectfully acknowledges the Staff’s comment and submits that, similar to the Company, Enzon Pharmaceuticals, Inc. (“Enzon”) is a biopharmaceutical company focused on the discovery and development of medicines for patients with cancer.  As of the end of 2009, Enzon had three compounds for the treatment of cancer in human clinical development.  Although Enzon had product revenue in 2009, prior to the end of 2009, Enzon announced a definitive agreement to divest its segment that included all of the products that were generating product revenue and to focus on its cancer discovery and development activities.  The divestiture was completed in January 2010 and Enzon has had minimal product revenue since that date.  Enzon’s development pipeline includes, among other things, compounds focused on solid tumors, including pancreatic cancer, similar to the Company.

Impact on Valuation — Excluding Enzon (volatility computations as well as built up approach for Beta)

The Company conducted a sensitivity analysis wherein it excluded Enzon for both volatility as well as beta computations.  As a result, the Company observed that the implied business equity value would be $121.4 million as compared to $125.4 million and the implied common stock valuation would be $5.89 per share instead of $6.13 per share appraised in the report dated November 24, 2010.

Impact on Valuation — Excluding Enzon (only volatility computations)

The Company also performed a sensitivity analysis and concluded that by excluding Enzon volatility from its analysis the impact on value of its common stock would be minimal. By making this change, the volatility would change from the Company’s current estimate of 64% to 67%. Using this as the input in the Company’s analysis, there would be minimal impact on the value of the Company’s common stock which would increase from $6.13 (including Enzon to compute volatility measure) to $6.15 (excluding Enzon to compute volatility measure).

The Company additionally notes that, as the Company is in the position of following liability accounting for all of its stock options, whereby all outstanding stock options are “marked to market” at each reporting date based on the intrinsic value of the award (current fair value less exercise price), as of March 31, 2013, all outstanding stock options have been adjusted to the March 31, 2013 valuation of $14.74 per share.

Common Stock Valuation as of March 31, 2013

If the Company gives 100% weight to the IPO scenario, the value of its common stock prior to any discounts would be $19.98 per share.

Difference between Fair Value and IPO Price Range

The Company further notes that a discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price range, along with the requested reconciliation, has been included on page 73 of PEA 1.

Recilisib — Acute Radiation Syndromes Treatment, page 99

3.     We note your response to our prior comment 17 and your disclosure that you plan to “continue to seek support from government agencies and to develop recilisib under the FDA Animal Efficacy Rule.”  Please expand your disclosure in this section to clarify that all agreements relating to the government funding of recilisib have expired and that no such funding or other obligations remain outstanding.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 99 of PEA 1.

Notes to Consolidated Financial Statements

15. License and Collaboration Agreements

Baxter Agreement, page F-34

4.     We acknowledge your response to our prior comment 25. Please revise your disclosure to elaborate on why the license deliverable has standalone value from the research and development services deliverable consistent with your response.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages F-36 to F-37 of PEA 1.

* * * * * * *

If you have any questions, or if you require additional information, please do not hesitate to contact me at (212) 698-3616.

Sincerely,

/s/ David S. Rosenthal
David S. Rosenthal

Cc:        Ramesh Kumar, Ph.D.

Ajay Bansal

Onconova Therapeutics, Inc.

James J. Marino, Esq.

Dechert LLP

Brent B. Siler, Esq.

Cooley LLP